SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.

                                  FORM U-57

                NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                       Filed under section 33(a) of the
            Public Utility Holding Company Act of 1935, as amended

                  THE AHMEDABAD ELECTRICITY COMPANY LIMITED

                     (Names of foreign utility companies)

                            MCN ENERGY GROUP INC.
                             500 Griswold Street
                           Detroit, Michigan  48226

                     (Name and Address of filing company)

          Please send a copy of all notices and correspondence concerning this Notice to:

               Daniel L. Schiffer            Kathleen A. Foudy
               MCN Energy Group Inc.         Garrett D. Melby
               500 Griswold Street           Paul S. Kraske
               Detroit, Michigan 48226       Skadden, Arps, Slate,
                                               Meagher & Flom
                                             1440 New York Avenue
                                             Washington, D.C. 20005

                                    ITEM 1

               State the name of the entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. To the extent known, identify each person that holds five percent (5%) or more of any class of voting securities of the foreign utility company and describe the amount and nature of the interest.

                    MCN Energy Group Inc., a Michigan corporation ("MCN"), acting on behalf of The Ahmedabad Electricity Company Limited ("AEC") a public company incorporated with liability under The Companies Act, India, hereby notifies the Commission, pursuant to Section 33(a) of the Act and Rule 57 thereunder, that AEC is a foreign utility company within the meaning of Section 33(a) of the Act.

          Name and Business Address:

          The Ahmedabad Electricity Company Limited
          Electricity House

          Bhadra
          Lal Darwaja
          Ahmedabad-380 001
          India

          Description of Facilities:

                    The jurisdictional facilities consist of the following electric generation and transmission assets:

                    AEC currently owns five generating plants in the State of Gujarat in India with a combined installed capacity of 550 MW. Of these plants, four are located at Sabarmati in Ahmedabad, Gujarat and consist of one 120 MW unit and three 110 MW coal-fired units. In addition, AEC owns a 100 MW combined cycle, gas/naptha fired plant at Vatwa, near Ahmedabad. AEC's transmission system consists of approximately 2329 kilometers of high tension mains and approximately 7585 kilometers of low tension mains. AEC has plans to install new turbines and a boiler at one of its existing plants and is awaiting final governmental approval for a 120 MW coal-fired plant in Sabarmati and a 130-150 MW naptha-fueled plant at Vatwa.

          Ownership

                    Torrent Power Private Limited ("TPPL"), a public company incorporated with liability under The Companies Act, India, has a 21.4% ownership interest in AEC, held directly or through corporate affiliates. TPPL has agreed to acquire an additional 10% interest in AEC from the Government of Gujarat ("GOG") which acquisition will be completed simultaneously with TPPL's purchase of approximately 5.3% of the outstanding shares of AEC pursuant to a public offer which TPPL was required by Indian Law to conduct as a result of the offer to purchase the GOG's shares. Upon completion of both acquisitions, TPPL's total ownership interest in AEC will increase to approximately 36.7%. In addition TPPL, in connection with these transactions, has granted the GOG the right to sell TPPL an additional 18.9% of the outstanding stock of AEC. If this option is exercised, TPPL will own 55.6% of the stock of AEC.

                    To the knowledge of MCN, each of the following entities owns an interest in AEC of 5% or more: Life Insurance Corporation of India; Unit Trust of India; Government of Gujarat (subject to the aforementioned option); and Gujarat State Investment Pvt. Ltd.

                                    ITEM 2

               State the name of any domestic associate public-utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public-utility company for its interest in the foreign utility company.

                    As noted above, TPPL is an owner of AEC. TPPL is an indirect partially-owned subsidiary of MCN. MCN is a public utility company incorporated in Michigan and a public utility holding company exempt from registration by order under section 3(a)(1) of the Act. MCN owns 100% of two public utility companies in Michigan, Michigan Consolidated Gas Company and Citizens Gas Fuel Company, each of which is a Michigan corporation. MCN also owns a one percent general and 46.5 percent limited partnership interest in a public utility company in Missouri, Southern Missouri Gas Company, L.P., a Missouri limited partnership. AEC is an "affiliate" of MCN and an "associate company" of each of Michigan Consolidated Gas Company, Citizens Gas Fuel Company and Southern Missouri Gas Company, L.P. No portion of the purchase price of AEC was paid directly by any domestic public utility company.

               State certifications, as required under section
               33(a)(2) of the Act, have been received from the following state commissions and are attached hereto:

                    Michigan
                    Missouri


                                  SIGNATURE

                    The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                   MCN Energy Group Inc.

                                   By: /s/ Dan Schiffer
                                       Name:  Dan Schiffer
                                       Title: Senior Vice President

          Dated:  October 17, 1997


                                EXHIBIT INDEX

          Exhibit A - Michigan Certification

          Exhibit B - Missouri Certification